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NEWS RELEASE
LACLEDE GAS                                                         [LOGO]
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                                                   Contact: Richard N. Hargraves
                                                            (314) 342-0652
FOR IMMEDIATE RELEASE
May 5, 1999

                LACLEDE GAS CLOSES $24 MILLION EQUITY OFFERING

        Laclede Gas Company today announced investors have purchased the company's offering of 1,250,000 shares of common stock, including a 150,000-share over-allotment option. The shares were priced at $20.1875, generating total proceeds to Laclede of more than $24.2 million.

        The public offering, which was announced Thursday, April 29, was done through an underwriting led by Merrill Lynch & Co. and co-managed by A.G. Edwards & Sons, Inc.

        "The rapid completion of this offering and the fact that it was oversubscribed is a solid vote of confidence from long-time and new investors," said Douglas H. Yaeger, Laclede's Chairman, President and Chief Executive Officer.

        Laclede Gas is a public utility engaged in the retail distribution and transportation of natural gas. The Company serves an area in eastern Missouri with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Company serves approximately 633,000 customers, of which about 94% are residential.


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                                                                720 Olive Street
                                                      St. Louis, Missouri  63101